October 30, 2014

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549

Dear Mr. Rodriguez:

We have received your comment letter dated October 17, 2014 and have provided responses below.

1.
Please provide us and expand the tabular presentation in future filings to include the information for nonaccrual, past due and restructured loans for each of the last 5 fiscal years pursuant to Item III C 1 of Guide III.  In this regard, present the aggregate amount of loans not included above which are “troubled debt restructurings.”  In addition, provide a note to the tabular presentation to state the amount of nonaccrual troubled debt restructurings included in nonaccrual loans.

In future filings, we will include the following table to address this comment.

(Dollars in thousands)	2013	2012	2011	2010	2009
Nonaccrual Loans:
Real Estate	$9,963	$9,611	$7,671	$5,189	$2,995
Commercial	1,890	2,914	5,888	1,656	261
Home Equity	402	740	266	715	250
Other	-	121	39	30	0
Loans past due 90 days or more:
Real Estate	246	-	646	3021	3475
Commercial	4	-	-	4581	57
Home Equity	61		260	588	375
Other	16	-	6	54	240
Restructured Loans:
Real Estate	50	147	4,786	267
Commercial	1,450	4,628	1,292	385
Total Nonperforming loans	$14,082	$18,161	$20,854	$16,486	$7,653
Nonperforming loans as a percentage of loans held for investment	2.94%	3.89%	4.18%	3.70%	1.76%
Net Loan Losses to Total Loans Held for Investment(1)	0.78%	0.64%	0.63%	0.53%	0.59%
Allowance for loan and lease losses to nonperforming loans	58.12%	44.90%	33.26%	35.10%	50.12%
Restructured Nonaccrual	-	-	1,349	-	-

2.	Please provide us and expand future filings to include the ratio of net charge offs during the period to average loans outstanding during the period pursuant to Item IV A of Guide III.

We will expand future filings to include the following table to explain the ratio of net charge offs during the period to average loans outstanding.

SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR LOAN LOSSES
(Dollars in thousands)	2013	2012	2011	2010	2009
Balance at beginning of period	8,154	6,937	5,786	3,836	2,189
Provision charged to expenses	3,775	4,200	4,000	4,300	4,210
Loan losses:
Construction/land development	2,127	1,480	1,263	249	677
Farmland	-	-	-	3	-
Real Estate	173	482	474	181	267
Multi-family	-	-	-	958	-
Commercial Real Estate	201	424	381	346	395
Home Equity – closed end	159	69	222	200	16
Home Equity – open end	68	-	83	-	-
Commercial & Industrial – Non Real Estate	986	776	423	332	1,096
Consumer	173	45	90	117	117
Dealer Finance	17	-	-	-	-
Credit Cards	121	71	106	97	71
Total loan losses	4,025	3,347	3,042	2,483	2,639
Recoveries:
Construction/land development	40	192	-	-	-
Farmland	-	3	-	-	-
Real Estate	-	-	8	2	6
Multi-family	-	-	48	52	-
Commercial Real Estate	42	48	16	2	-
Home Equity – closed end	-	-	3	-	-
Home Equity – open end	29	-	27	-	-
Commercial & Industrial – Non Real Estate	127	62	24	-	-
Consumer	14	27	42	56	36
Dealer Finance	-	-	-	-	-
Credit Cards	28	32	25	21	34
Total recoveries	280	364	193	133	76
Net loan losses	(3,745)	(2,983)	(2,849)	(2,350)	(2,563)
Balance at end of period	8,184	8,154	6,937	5,786	3,836
Allowance for loan losses as a percentage of loans	1.71%	1.75%	1.54%	1.30%	0.88%
Net loan losses to average loans outstanding (held for investment)	0.79%	0.65%	0.63%	0.53%	0.61%

3.	Please provide us and expand future filings to present the Allocation of the Allowance for Loan Losses at the end of each of the last five fiscal years pursuant to Item IV B of Guide III.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	2013		2012		2011*		2010*		2009*/**
Allowance for loan losses: (in thousands)	BALANCE	PERCENTAGE OF LOANS IN EACH CATEGORY	BALANCE	PERCENTAGE OF LOANS IN EACH CATEGORY	BALANCE	PERCENTAGE OF LOANS IN EACH CATEGORY	BALANCE	PERCENTAGE OF LOANS IN EACH CATEGORY	BALANCE	PERCENTAGE OF LOANS IN EACH CATEGORY

Construction/Land Development	4,007	48.96%	2,771	33.98%
Real Estate	400	4.89%	924	11.33%

Real Estate	4,407	53.85%	3,695	45.32%	2,735	39.43%	2,284	39.48%	1,878	48.96%

Commercial, Financial and Agricultural	2,239	27.36%	3,187	39.09%	2,984	43.02%	2,653	45.86%	1,746	45.52%

Consumer	905	11.06%	253	3.10%	298	4.30%	270	4.67%	212	5.53%

Home Equity	633	7.73%	1,019	12.50%	920	13.26%	578	9.99%	-	0.00%

Total	$8,184	100.00%	$8,154	100.00%	$6,937	100.00%	$5,785	100.00%	$3,836	100.00%

* Construction/Land Development ALLL was included with Real Estate.	** Home Equity ALLL was included with Real Estate.

4.	We note that all the signatures are dated March 28, 2013. Please file an amendment to the Form 10-K to include currently dated signatures.

Response:  We will file an amended Form 10-K as required with the currently dated signatures.

5.	We note that Exhibits 31.1, 31.2 and 32.1 are dated March 31, 2013. Please file newly dated certifications in an amendment to the Form 10-K.

Response: We will file amendment to Form 10-K Exhibits 31.1, 31.2 and 32.1 with currently dated signatures.

In our responses we acknowledge that,

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Carrie A. Comer
Carrie A. Comer
Senior Vice President and Chief Financial Officer